TRANSMISSÃO PAULISTA

RECEIVED

2007 MAY 18 A 10:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Data São Paulo, May 14, 2007 Ref. CT/FR/01403/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

07023671

Gentleman/Madam:

We are enclosing herewith, copy of the Public Notice of the Material Fact, published on May 15, 2007, in the newspapers Diário Oficial do Estado de São Paulo and Folha de São Paulo, of Companhia de Transmissão de Energia Elétrica Paulista.

We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

PROCESSED
MAY 24 2007
THOMSON
FINANCIAL

GABRIELA LAS CASAS U SANCHES
Investor Relations

Enclosure: as above mentioned

Copy to: Veronica Westberg, Juliana Dager e Celisa Audi
The Bank of New York

5/22

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax: (0xx11) 3151-4107

TRANSMISSÃO PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista

A Publicly-held Company

CNPJ nr. 02,998,611/0001-04

MATERIAL FACT

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM instruction nr. 358/02 and with Law nr. 6.404/76 on its article 157, paragraph 4, hereby announces to its shareholders and to the market as a whole that on April 23, 2007 Interconexion Elétrica S.A. E.S.P. (ISA), Interligação Elétrica de Minas Gerais S.A. (IEMG) and CTEEP have signed an Association Agreement with Control y Montajes Industriales S.A. (CYMI), Cymi Holding S.A. (CHSA) ("Association Agreement"). The Association Agreement relates to: (i) the transfer of IEMG control to CTEEP and to CHSA; and (ii) the participation of CTEEP and CYMI, as Albufera Projetos e Serviços Ltda. ("APS") majority shareholders, the company that will construct the transmission line which is object of the Concession Agreement. The effectiveness of the Association Agreement is conditioned to ANEEL – Brazilian Eletricity Regulatory Agency approval and to the conclusion of the negociation related to the IEMG and APS shareholders' agreements. IEMG, a company controlled by ISA, holds a public service Concession Agreement of electric power transmission related to the Linha de Transmissão Neves 1 - Mesquita, of 500 kV, in the state of Minas Gerais according to ANEEL Auction nr. 005/2006. Therefore ISA is currently the majority shareholder of CTEEP through ISA Capital do Brasil S.A.

São Paulo (SP), May 14th, 2007

Eduardo Feldmann Costa

Chief Financial Officer

END